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                                                                    EXHIBIT 99.1


IGCA ANNOUNCES PRELIMINARY RESULTS FOR YEAR ENDING DECEMBER 2001; PROVIDES GUIDANCE ON RESULTS FOR FIRST QUARTER 2002

LAS VEGAS, Apr. 2, 2002 / PRNewswire-FirstCall via COMTEX / -- Innovative Gaming Corporation of America (Nasdaq: IGCA) today provided guidance for the year ending December 31, 2001. The Company anticipates reporting an operating loss of $3.1 million on net revenues of $532,000 for the quarter ended December 31, 2001. For the year ended December 31, 2001, the Company anticipates reporting net revenues of $8,048,000, with a loss from operations of $12,407,000. The Company expects to report additional preferred stock dividends and accretion adjustments in 2001 resulting in an aggregate loss as of December 31, 2001 of $15.1 million for the year. This loss results largely from $10.2 million in non-recurring, non-cash, one-time restructuring charges taken by the Company in the Third Quarter 2001. Based on those figures, the Company expects to report a 10% decrease over 2000 net revenues of $8,936,000, and an operating loss of $2,207,000 compared to operating income of $742,000 in 2000. The Company anticipates filing its annual report on form 10-K on or before April 15, 2002.

In addition, the Company provided preliminary guidance on the results from operations for the First Quarter 2002. The Company anticipates reporting a substantial reduction in its operational losses compared to the Fourth Quarter of 2001. The Company expects to report a loss of approximately $1.5 million on net revenues of approximately $1.4 million. The Company's monthly operating loss narrowed to just under $200,000 for March 2002. On a cash basis, the Company was cash flow positive in March 2002. The Company's revenues increased over the First Quarter with January revenues of $218,000, February revenues of $328,000 and March revenues of approximately $850,000. Based on sales orders and indications of interest for April delivery of product, the Company expects April revenues to exceed $1,000,000. The Company continues to pursue sources of financing to fully implement its restructuring.

Laus M. Abdo, President and Chief Financial Officer of IGCA said, "Through the First Quarter 2002 our operations significantly improved over 2001. The Company's loss narrowed from just over $1,000,000 per month in the Fourth Quarter 2001 to $500,000 per month in January and February 2002. The Company was cash flow positive for the month of March 2002 with a loss on an accounting basis of less than $200,000. Our revenues began to significantly improve in March and we currently are building a backlog of equipment orders for delivery in April and May 2002. Our internal projections call for 2002 revenues of $17.8 million and EBITDA of $5.1 million based in part on receipt of regulatory approvals of new product features including ticket-in, ticket-out; tokenization, multi-denomination and multi-game capability, as well as the introduction of new product offerings."



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Tom Foley, Chairman and CEO of IGCA, provided the following comments:
"Management has made significant progress in turning the Company's operations around and I am very pleased with the progress we've seen over the past six months. The Company continues to focus on it core technologies and to focus its sales efforts primarily in Indian casinos."

Innovative Gaming Corporation of America, through its wholly owned operating subsidiary, Innovative Gaming, Inc., develops, manufactures and distributes fast playing, high-entertainment gaming machines. The Company distributes its products both directly to the gaming market and through licensed distributors.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, the forward looking matters discussed in this news release are subject to certain risks and uncertainties including, but not limited to, the Company's liquidity and ability to obtain additional financing, the timing of regulatory approvals, as well as other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission, such as the Company's Form 10-K for the fiscal year ended December 31, 2000. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Source:  Innovative Gaming Corporation of America
Contact: IGCA Investor Relations:  Anthony D. Altavilla, Managing
         Director of Redwood Consultants, LLC, 1-415-380-0500, for IGCA; or Laus M. Abdo, President & Chief Financial Officer of Innovative Gaming Corporation of America, 1-702-614-7199

URL:     http://www.igca.com